Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. ("Time Warner") and AT&T Inc. ("AT&T"), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner's stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner's and AT&T's filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, on November 18, 2016, AT&T Inc. filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus regarding the transaction. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Time Warner will file with the SEC a definitive proxy statement/prospectus and the definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. Both Time Warner and AT&T will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Time Warner or AT&T may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials and other relevant documents filed with the SEC, when they are available, free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement, the proxy statement/prospectus and other relevant materials filed with the SEC. These documents will be available free of charge from the sources indicated above.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
TWX - Time Warner Inc at UBS Global Media and Communications Conference

EVENT DATE/TIME: DECEMBER 06, 2016 / 05:15PM  GMT

CORPORATE PARTICIPANTS
 Jeff Bewkes Time Warner Inc. - Chairman & CEO

CONFERENCE CALL PARTICIPANTS
 Doug Mitchelson UBS - Analyst

 PRESENTATION

Doug Mitchelson - UBS - Analyst
We'll get started with our next presentation. Very pleased to have with us again this year Jeff Bewkes, Chairman and Chief Executive Officer of Time Warner. Jeff, thanks so much for coming.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Great to be here, thanks for having us.

Doug Mitchelson - UBS - Analyst
So, I'm putting it right up front, the AT&T transaction, one prominent media luminary, I will call him, suggested that AT&T might do more for Time Warner's businesses than Time Warner for AT&T, can you outline your vision for the combined company? And so you do agree with that view of vertical integration synergies?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Yes, I do. I think it's good for both companies and I'm not sure it is that easy to predict whether it be more of one than the other. Just start with us and we can get there so they will run us better at that.

For us if you think about network companies or even selling individual movies and that consumer product what we wanted, and we've been saying this for a long time, we've been working on a lot of things to make the explosion of the number and the increasing quality of TV programing relevant and available in all the different ways that consumers are wanting to get to the stuff. So we all know it started out as three channels of TV, then many 20, 40, 50, then it went VOD led by HBO, joined then by the Internet companies like Netflix, Amazon, Hulu and we've been trying to get all these networks because we all know there's a lot of tremendous programing every year more of it and better, but it's got to be on demand, it's got to be rich.

So we thought and go to AT&T acceleration that we need to have direct consumer relationships, that we need to have multi-platform capabilities to not only bring VOD, but also good interface so you can find stuff, share it, you can move around, so things like mobile which AT&T is so strong and are extremely important, and you can talk about that from the point of view of new consumer packages, different bundles of different prices, more concentration in terms of certain bundles versus big bundles depending who you are, some of that are mobile only as millennials may want, and then go to advertising, which is always been a pretty important part of the payment stream for this content production.

And I think we all know, you need to move to VOD and have an ad model that works for that, you need to harness the reach engagement of television, which is superior to anything to the interactive digital methods -- the digital advertising brains so measurability, targetability and so on. That's what we think we can do.

And of course for this to work well these kinds of innovations, we're not thinking of this as just the Time Warner networks, even though we have been a core offering for most of these new packages including AT&T, but we want the other good networks that belong alongside of our networks in there. We think doing these kinds of aggressive moves, providing more competition and price points and packages for existing TV distribution is going to motivate everybody including the cable operators to be more vigorous about the packages they offer, the price points, the capabilities of navigation that are in those packages and that will bring advertising in and on the ad front, I hope we get to it.

There is tremendous potential for better useful advertising for each of us sitting in this room that's less interruptive, more interesting and more valuable. And that's a very good thing not just for ad competition and the health of that in terms of price and all that, but it's good for programing development and it also helps to take the burden of paying for media and put on advertising, not just on people.

Doug Mitchelson - UBS - Analyst

So that's nice you do that for everybody.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO

Well, we try to -- we think if we do something you like as consumers, I'm speaking to you as consumers, that we end up with loyalty and we'll figure out a way to make money out it.

Doug Mitchelson - UBS - Analyst

So any update on the regulatory process for the deal?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO

No, we filed as you all saw our appropriate filings. And we think we'll get it done by the end of the year 2017, if not sooner.

Doug Mitchelson - UBS - Analyst

Let us get to some of business model for virtual MVPDs right, and the quality of service. Do you think there will be successful these VMPDs, are they going to make the bundle great again?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO

I mean there are -- if they are -- if there is and I think we've seen this, they're going to be bundles of more or fewer networks. So probably be (inaudible) sports Services, a number of people don't -- pretty significant number don't want that, so you may get to that. If you have affective bundles, not just in terms of the price and the networks of your interest that are in one bundle versus another for you, but also the bundles needs which is what's great about these virtual bundles and I hope it goes to facility based ones.

We need to keep moving ahead with the ease of use, with the efficiency of the recommendation engines and so forth. And that is inherent in those bundles. So it essentially takes the existing at home service that you've all got and it brings it forward into the kind of bundle you see at an Apple or Xfinity or AT&T, you should have it everywhere.

Doug Mitchelson - UBS - Analyst

(inaudible) trying to figure out whether virtual MVPDs actually improved pay TV subscriber performance in 2017 or not, you care to weigh in on that?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well, they will improve it in the sense that they are obviously going to grow and offer something of value to a segment of the population. So that's a net growth. Is your question, whether the virtuals end up adding more subs than the old, big legacy bundles loose, that's your question?

Doug Mitchelson - UBS - Analyst
Sure.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
I don't know, but we're going to get to that place, I don't know if it is this year, but it's soon.

Doug Mitchelson - UBS - Analyst
So what I should do to win the reign and licensing for TV content obviously a leader in intelligent production some see sort of a push towards intelligence stacking, so I think (inaudible) you should keep it all yourself. So you can do your own direct-to-consumer service separate from the big bundle, and we talked about where that's headed.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Yes, what I think consumers will determine, obviously they want [D] and they want navigation. The question of, from a consumer point, the current consumers and their network that they go to watch the new favorite show it could be FX, it could be TNT, it could be HBO, it could be Netflix whatever it is. But if you look at what the different services there are now, you got to divide it because there is pay TV premium no ads, HBO invented it and that's why part of it, Netflix has it, Showtime has it and so on.

Those services have all their original shows pretty much HBO does, in fact, we don't take old HBO shows mostly and sell them to CBS or re-run networks or aggregators like Netflix and Hulu. We've done a little of that with Amazon, but by and large HBO, Netflix, Showtime starts keep most of their shows or at least even if they sell them they are there on the HBO Showtime, Netflix service. You want to go watch them, they are there. You know that when you pay for the subscription.

If you go to broadcast networks, which is the other end of the spectrum, because they are fully ad supported. They for 50 years sold their shows to another place for re-runs, we all gruff with it how many re-runs etcetera. Over the years they started selling them to cable networks like TNT, FX, where we still have them and then SVOD came in and bid for them. So now it's kind of a combination of all of those.

If you go to cable network TNT, which is in the middle because it's subscription, support, and ad support. And I think Turner has been the leader in this, we took the view more like HBO. We basically think TV networks, if you go to find a new show on some network and you go there every week to watch it and now of course you can go there to watch all the season on demand. We think you want to go where you saw the show at least for the current season. So where are they doing that?

I think networks will decide based on consumer demand whether they want to offer and whether they can financially support more than a current year of season of stackable VOD. If they think they can, like HBO and Netflix, they will then keep those rights and offer them to consumer as part of their ad support and subscription economic. If they think it's better for that show to go to an aggregation service, library you know those are all -- that would be Hulu, Netflix etcetera or Amazon then they will go there.

Doug Mitchelson - UBS - Analyst

Sounds good. So another dynamic undergoing a lot of changes is advertising. You mentioned upfront, you hope we get to advertising, so let's do that now. Love an update on the ad marketplace first?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
I mean short-term?

Doug Mitchelson - UBS - Analyst
Yes.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well, so it's pretty much unchanged since we just had our earnings month ago. Scatter market right now is up double digits against the upfront. From our Company's point of you, we're looking at the fourth quarter we think will be basically flat, it is no news, we've said that. I do want to emphasize because I like the -- but you remember it is true, if we do that it's really an underlying game because we have FX pressure with the dollar strengthening and we had a huge year in baseball last year and we're comping that and still ending up even or maybe a little head. So we're happy with how we're doing. We think the markets holding up pretty well.

Doug Mitchelson - UBS - Analyst
Good. And then, so the bigger topic, sustainability of TV advertising growth. And you've been pretty early experimenting with ad loads, you've also been pretty early investing entirely in technology at Turner. Obviously, the idea that millennials in particular might be less tolerant of advertising going forward, how this all shake out, can you continue to grow TV ad revenue in the future?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well, yes, you have to then take -- yes, in the long run yes. There are more questions about the short run really in the next year or two. You had some decline in viewing and therefore declining advertise in the kind of legacy section.

We all see the promise of new ads are kind of like the virtual bundles coming out of digital, but we know the digital on the programing side which -- and then the ad following it, is going to be VOD. And so if you're talking about VOD ads, it's going to advance differently in terms of load it probably should be less. It's going to be taking a reach and engagement and that just tremendous loyalty you have. Think of you watching a VOD series episode after episode, you need to get it targeted, you need to get it measurable.

It is therefore more valuable, therefore it can be less interruptive, therefore people will watch through it and as we have -- we're happy we've been investing in that. At Turner, we probably have a higher percentage of our ads in the more aggressive new advertising forms. We're going to keep doing that, we hope that the AT&T combination helps us with that, but we hope it helps everybody because we want to basically foster competition in the ad business, which currently is getting fairly focused in two companies, Google and Facebook, and we think there is plenty of room for competition and therefore growth for us. So we're going to go there.

Doug Mitchelson - UBS - Analyst
Once again, helping others.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Yes, we are here to help.

Doug Mitchelson - UBS - Analyst
If we could turn to some of the specific business units, maybe we'll start with HBO, what are the growth drivers of that business as you look out to 2017?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well, mainly -- HBO's most of its money comes from subscriber growth and so it will be the same here. We are having pretty good subscriber growth, both domestically and overseas particularly in the HBO NOW side, I think very much overseas.

On the revenue side, to go with that growth, we've had affiliate renewals that we've been talking about in these public forums that have gone the way we hoped they would. So we think they're both stimulating distributors to grow sub volume and we are going to be sharing as some of it, that's why they grow the sub.

So we think the main driver of our growth revenue in 2017 will be the renewals that came out of domestic, certain amount of international. We've got a very heavy content pipeline with huge ongoing success that came once you have new one Westworld, it's a big success, which actually just finished and had the biggest first year of any series, including Game of Thrones (inaudible) that's a good one, we've got some returning series coming that you all know Game of Thrones, Westworld, Veep, Silicon Valley, we got some new ones like Curb Your Enthusiasm coming back for those who have been missing it, we've got something called the (inaudible), we've got Big Little Lies, we've got -- couple of two or three more. There are so many, I can't even remember.

Doug Mitchelson - UBS - Analyst
You mentioned the renewals were going as you expected. I'm sort of curious from our perspective, back at the Analyst Day you talked about something like 15% of subscribers or subscribers that are sort of on promotional your distributors incentives for them to grow the business. So as you go through these renewals, do they start paying for all of those, does that sort of happen overnight, how is that sort of flow through the revenue stream?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well it varies, it depends on what relative penetration they are at and there's quite a range of penetration. You know you take Comcast pretty high, yes they had been reasonably high, Charter is moving up now pretty fast on the Charter side and that one had a merger with Time Warner Cable that was very low.

So depending on the distributor it's a combination of us joining them because they we're getting a lot of the money out of their incremental sub. So we get cut in for that. We do want to maintain the incentive for further growth so we have ongoing incentive for that. And so that's why you'll see our revenue growth probably outpacing our reported sub volume growth.

Doug Mitchelson - UBS - Analyst
And I think like the one of the recent conference calls you talked about accelerating to double digits and then beyond. So we'll see where that -- what beyond double-digit look like. DirecTV now launched and one of the most interesting things was HBO and Cinemax beings add-on for $5. So certainly lot lower than the retail pricing that we're used to, is that a change in economics or strategy for HBO?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
No, because what we determine is the wholesale price. And as you all know, and what we should look on the other side to of the telescope the affiliates distributors have been in charge of the retail price. And as we've said many years up here, that's why it's not a change in strategy, you can buy HBO very easily because we've got a reasonably good for us wholesale price structure including incentives that make it good for your distributor to price at a reasonable level, but a lot of times and it actually (inaudible) on HBO's growth.

The distributors agree the price dipped individually very high in order to drive other pay TV services they bundled to it where they had flat rate deals or they did it at the end of a long haul where they closed all the doors meaning you couldn't buy unless you bought all these heavily loaded packages. So the effect of price it was very high. We've always wanted, which is why we had to launch NOW a few years ago, to make HBO in a more affordable price range. And so we welcome distributors making aggressive price offerings for HBO.

Now the wholesale that we get is different that's what we're talking about a minute ago, because there is a difference between our average price or embedded price for HBO at wholesale versus what the price of a marginal HBO sub would be at wholesale depending on where the distributor is in penetration. So it's fairly complicated, it's all aimed at providing good retail offerings to consumers, hopefully more aggressive and more therefore affordable and preserving incentives for volume, for the distributor and giving us a share of the wholesale market.

Doug Mitchelson - UBS - Analyst
I'm fairly certain I've no idea of what you just said.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO

Well, I'm just saying it is complicated. We're trying to drive revenue at retail and have an incentive for our distributors to do with and share ourselves in it and it depends, depending whether you've 40% HBO penetration versus 20% what the deal will be for you.

Doug Mitchelson - UBS - Analyst
So let me try this way, is this consistent with your sort of distributor practices historically?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Yes.

Doug Mitchelson - UBS - Analyst

Thank you. On the -- (inaudible) on the OTT side, lot of you were willing to share how many OTT subs you have today. James Murdoch yesterday said these services all hit a wall at 1 million. I think the [pros] was talking about HBO at that level, which would seem a little bit low to me, but --?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Me too. We didn't hit the wall and we're not building the wall.

Doug Mitchelson - UBS - Analyst
Trump did do Grand Hyatt renovation back in 1980, it was the first Manhattan--.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
That's very good.

Doug Mitchelson - UBS - Analyst
This is where the wall started. So one think I am actually really interested in your reaction, I mean Netflix, Ted Sarandos yesterday talked about doubling shows again next year. Amazon is going after market we heard them, Google is going after the market pretty hard, how is HBO going to be able to sustain and grow its market position as others ramp their investment and content maybe at a more aggressive pace than HBO asset?

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well, we'll see. Remember HBO has 130 worldwide subs so, and we're growing very fast outside the country, not just inside and HBO NOW is doing great, all see it at the end of the year contrary to that speculation. So on the programing side, we've got a pretty hefty budgets, a couple of billion dollars at HBO. And mostly what we have been and we have a lot of new shows that we talked about, mostly what we focused on for years and we're not thinking of changing at this point we're not spending our programing money on library product like old shows off-network or something like that. At HBO, if it is a series, episodic or other genres like that we're doing original shows. I realize our competitors including Netflix are doing that, that's great that's fine.

We've been increasing it, we will keep increasing it. We do have a significant amount in theatrical close window recent window movies at HBO, we spent some money on that nobody else has that. So you know in future, we're going to be increasing certainly the original programing part as we have and we think we can do just fine with the economic structure that we've and with revenues picking up, domestic and overseas, then that will answer the question.

Doug Mitchelson - UBS - Analyst
So you mentioned international HBO a couple of times, I was hoping to dig into it a little bit more, you've got in some markets Showtime bundled in the Nordics, you've got a variety of business models well received, OTT in a few markets, anything if you want to share on how those OTT launches are going and what you have learned from?

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Well, they are going well. The Nordics has been several years, Spain was an OTT launch that we did this year that's starting out fine. Let's do it in three buckets because we have three ways of doing HBO overseas. One is, when your network delivered through cable set-top like we have done, think of South America where we had that for decades, Eastern Europe as well. Two, would be on OTT network as we have in the Nordics, Spain, number of countries in Latin America we launched this year. And three, would be kind of a hybrid where we sell our original programing shows to Sky in Britain, Germany and Italy, a launch in France, places like that. We tend to do in Western Europe more often because they are incumbent premium networks, fully penetrated. We thought it was better platform to get the shows to each home and get paid effectively for. So we do that based on whatever is the best long-term opportunity for HBO economically and for our programing.

If you are asking lessons of OTT, when you go to the bucket that is over-the-top delivery what we've -- or even some liner networks of HBO like in Eastern Europe, we often depending on the case of the market will incorporate shows not just HBO originals, but ones from could be TNT, Showtime has been in there some things like that.

 Doug Mitchelson - UBS - Analyst
Okay. So let's turn to Warners, you have expressed lot of confidence in the ability for Warner to continue to grow profitability rapidly. Just wanted to try to walk us through the growth that you see there?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
They're having a great year again. They're pretty consistent this year has been lead, I think if I'm -- the big places Warner is making money we're very large in film slates, I think we have the biggest slate, TV episodic series we sell to all networks, including all four broadcast networks and cable networks to.

And then games, where I think we have the most successful games company, pretty significant size now versus any other media company. And in that kind of traditional part of all that there is a growing concern of product business that we've identified as being -- it's been a -- it has growth because we are doing so well in our slates on both games TV and films, but also because we haven't really performed there as well as we think we could. So we're putting a lot of emphasis there.

This year 2016, we've had a great -- the earnings growth has been led by theatrical. And I think we all know we've had seven film releases over $100 million at box office. I'm not sure if that's domestic or overall, I think it is domestic, but I'm not sure. And we've had three really big ones, Fantastic Beasts is in now and we had a big commercial hit with Suicide Squad Batman and Superman in the spring and summer. Those are very promising for us because we wanted to set those new IP franchises in March and we think that's gone very well and the characters introduced as gone very well. You go to next year as you are staying with the action, we also had a huge TV year this year too. You go to next year, it's going to be lead again I think in growth by theatrical at Warner. We've got two LEGO's, two more DCs, Wonder Woman and Justice League.

One of things we have which we're excited about in our DC evolution besides the new character introductions is we're using multiple directors to do it, so we are going to have a more of a range of kind of a feel and treatment for this and we have some many that we think that kind of an exciting new for us to wander into and we think the possibilities for games and consumer products are terrific for this.

Doug Mitchelson - UBS - Analyst
So still let's talk about TV and film in a more detail. On the television side, let's us talk about how many shows are being made, you got second golden age of TV, we talked about the ramp at Netflix and Amazon, Hulu among others. Any -- is that impacting competition for talent or production costs or any concerns about TV production costs?

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

It's actually a little, but it's a good thing actually because the more money goes into TV, which it is the more talent and energy, it is not just budgets but writers, directors and actors go in there and I think as you see the economics of the film business go where that goes you know worldwide very commercial releases and so forth, we won't we can come to that if you want, go back to TV, you basically have all across the world a secular buoyancy in television, if you're in the developed countries United States, Europe, etcetera you've got populations with increasing VOD capability, whether at home or mobile or whatever. And therefore, they can follow their favorite show and something led by HBO which is because we are VOD, we could do serialized storytelling which all commercial TV before that was essentially standalone episodes. You know you waited till 8 o'clock on Thursday and you watched your show. You couldn't do a plot that went multi week because if you missed one you can (inaudible).

So once you get there you get a much richer kind of creative platform for actors, writers, directors that's led to not just them making the shows but has led to consumers being very excited about it. So that's in the developed world. If you then take that and multiply it and go to the less developed world, what you have is the USA 10, 20, 30 years ago depending where you go tremendous decades, at least in front of us buoyancy because people are hooking up to -- think of Latin America hooking up to abilities to get more channels that they never had, they are getting that mobile devices and increasing ability there to get the stuff. So what we forgot is that in even in the golden age of TV that was restarted when the Sopranos and all that came out, most of the plan wasn't in the theater. They couldn't -- they couldn't watch this stuff now increasingly, they can.

So worldwide demand and therefore revenue to support continued budgets and TV is going up, much faster than cost. So it's a great business to be in and you know how that means when everybody tries to do it you're going to have some more and more good stuff, I mean there is more good stuff than it was five years ago, but there will be some not so good stuff. And that's where you get down to good secular revenues, grade costs of coming up, that's good. That means more factors of production going in, but the profit spread on the whole industry is up, not bad, and then who is in a better position, who has executives and institutions they can find the projects bring them to life and then distribute them in the most effective way, which is what drives the talent to us rather than our competitors, that's who win in that kind of world.

Doug Mitchelson - UBS - Analyst

So given all that, and we shift over to the film side, and you touched on them already, but I was asking question about execution of DC Comics the some say more broadly, but is the talent coming out of film and going to TV is I think concerns of some, I think this year --.

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO
They are going back and forth more, so I don't know.

Doug Mitchelson - UBS - Analyst
I think to some perception this year that your films were successful from a business standpoint, but creatively perhaps, you know.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
I've read that and then you know patience is a virtue so when you got to August think of Suicide Squad, I read some brilliant writers, and I wish I could remember their names, who are writing that this criticism that maybe Suicide Squad wasn't as artistic or brilliant, they're saying a no because the creative elements are really good. The commercial take up and the audience reaction, he talked to people who watched the film they loved it, is quite good. I think the issue for us in those two DC for the Batman Superman and Suicide Squad, there was a challenge there because we were launching as we did in Fantastic Beasts it is kind of interesting this year, we were launching new characters and so we had triple duty to do in those films of launching the characters and trying to have a good film.

And so to the extent that we fell short a little, on the question you're asking, I don't think we fell short by a giant amount. And I think it taught us where to take the next films. And as you all know, we've announced 20 of them, more tenfold for more years than anybody else. That's a huge benefit in terms of our own planning and slate production, in terms of distribution slots that we get and in terms of consumer products because it gives everybody time to plan.

 Doug Mitchelson - UBS - Analyst
 Turner. As we watch through the growth drivers of that business in 2017, how they do this year?

 Jeff Bewkes - Time Warner Inc. - Chairman & CEO

They did great. And their growth drivers in that 2017 short-term would be affiliate renewals. They just there were pretty robust, they are very robust. The Turner audience reaction, if you look at our networks, we have three of the top five networks in prime time, alternative network. [TBS, TNT, adultswim] CNN not far behind having a killer year as it will next year.

We're in the middle of a product refresh there. We're very happy about how that's going. Our sports are working great, we're happy about it. We happen to have in our sports to have essentially end of season championship, 80% of our sports is that play offs and championships. So we think we're in the right place and we think we're in the right sport, basketball, college and pro.

Doug Mitchelson - UBS - Analyst

I was asking about sports simply because there's been a lot of disruption from investment standpoint around NFL ratings this year. And sports has been a controversial topic for this group for quite a while right. Viewing down, cost up would be the concern, are you happy with Turner's position in sports?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO

Yes. I think hard it goes for 20 or 30 years or something like that. They literally go for decades. We are practically Chinese up here in our company, we think 100-year.

Doug Mitchelson - UBS - Analyst

So you mentioned CNN had a terrific year. Should we expect that given 2016 was so good, it could be hard to match in 2017?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
For Turner, no we're going to do. So I guess we should you go through the pieces. We've got, we're very happy with the renewal -- Am I jumping if I talk about --.

Doug Mitchelson - UBS - Analyst
I was talking about CNN specifically.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
CNN, okay. Yes, CNN has a killer year, why? Basically all three of the pots with legs of the stool, all three of them working great. So what are they? One, in depth news coverage of worldwide events, elections etcetera. Look, we could say this year has been an unusual year in world events, but it's actually not true, every year is.

And so I really want to say credit to CNN, but if you go back to two, three, four years ago, we'd be up here talking and everybody would be saying you got to have a political slant or something to do there is on TV. We never agreed, you know we said it, if you are skeptical about it.

First of all, you got to remember it's global, not just America. So that's not what that's about. Secondly, there is a lot more going on in the world than just things that go through the political process in a way there is era of change in political elections and electorates not just in America, but everywhere makes that point. So, we invested four years, we're proud of it we did it in the biggest news gathering global operation of any television there is on the planet. And that's the first reason why we were doing so well. This year and really well next year.

Second thing that we did and this we ramped it up again this year is we have focused for a long time on digital capabilities. So on demand, mobile news, international news and we're one of the, I think we are the leading source of digital accessed news around the world, and particularly for millennials and our news audience is much younger than all our nearest competitors because of our digital focus.

And then third, and this is a great idea, but it was executed brilliantly. CNN created a lot of great original shows that almost all of them worked. Now you can think of Anthony Bourdain and how that's expanded, you can think of the other five or six hit shows we got, those things are getting better, they're finding their voice and they are real news in the sense of the magazine or of a feature of a part of life that is not just foreign policy or political or economic news.

So that combination, which is a pretty wide mission for CNN has worked great and that's why we are doing so well in earnings and we will do even better next year.

Doug Mitchelson - UBS - Analyst
So coming live with original content at TNT and TBS, how is it doing?

Jeff Bewkes - Time Warner Inc. - Chairman & CEO

Doing great. We had, lets look at TBS, which has pretty young, by the way very young audience at TBS as well. And we launched four new half hour shows. We were new to all of them, we are just about to add two more. On the drama side, we had Animal Kingdom, pretty good success on the drama side this summer for TNT and we had Good Behavior, which is a different role for Michelle Dockery of Downton Abbey than Mary, if you haven't seen it. And you should watch it side by side. Downton Abbey and Good Behavior.

Doug Mitchelson - UBS - Analyst
So wrapping up (inaudible). I think this audience is pretty comfortable at this point with your guidance for below teens for this year and in 2017. Some of them are wondering about 2018 and beyond.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Good. No, it is good, given these positions kids, news, sports, basketball play-offs, baseball. We're in very good position. We've been in all these new bundles, we're probably going to take share both of viewing, ads and subscriber dollars as a result of the focus of our network. And we think we have -- no we don't we're not saying we're going to have affiliate wholesale step-ups of the level we've had in 2016 and 2017, but we're going to keep growing.

Doug Mitchelson - UBS - Analyst
So still healthy in 2018 and beyond.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Yes.

Doug Mitchelson - UBS - Analyst
Well, I think we have covered everything Jeff.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
Things are good, things are good.

Doug Mitchelson - UBS - Analyst

Thank you.

Jeff Bewkes - Time Warner Inc. - Chairman & CEO
 Thank you.

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